Filed Pursuant to Rule 253(g)(2)
File No. 024-12664

RISE COMPANIES CORP.

SUPPLEMENT NO. 1 DATED FEBRUARY 17, 2026
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2025

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the “Company”, “we”, “our” or “us”), dated September 24, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2025, as previously amended or supplemented (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the letter sent to investors on or about February 12, 2026.

Investor Letter